

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 1-14446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD Bank 401(k) Retirement Plan
c/o TD Bank US Holding Company
One Portland Square
Portland, Maine 04101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
P. O. Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5K1A2
Canada

REQUIRED INFORMATION

The following financial statements are hereby filed for the TD Bank 401(k) Retirement Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008

Notes to Financial Statements

Exhibit 23.1 Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the TD Bank 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANK 401(k) RETIREMENT PLAN

June 25, 2010

By: 

Name: Sheila A. Gleason
Title: Plan Administrator

TD BANK 401(k) Retirement Plan

Index

TD BANK 401(k) RETIREMENT PLAN

(formerly TD Banknorth Inc. 401(k) Plan)

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: (212) 773 3000

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
TD Bank 401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of TD Bank 401(k) Retirement Plan (formerly TD Banknorth Inc 401(k) Plan) (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 28, 2010

TD BANK 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

Assets	2009	2008
Non-interest bearing cash	$154,729	$30,243
Investments, at fair value	739,833,757	354,851,499
Participant loans receivable	17,016,329	10,733,647
Total investments	757,004,815	365,615,389
Employer core and transition contributions receivable	32,931,105	-
Employer contributions receivable	1,296,688	77,615
Employee contributions receivable	1,544,930	-
Other receivables	28,165	-
Total receivables	35,800,888	77,615
Total assets and net assets available for benefits at fair value	792,805,703	365,693,004
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,375,073)	791,717
Net assets available for benefits	$789,430,630	$366,484,721

See accompanying notes.

TD BANK 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$19,322,496	$17,457,334
Net appreciation (depreciation) in fair value of investments	188,300,641	(160,562,850)
Net investment income (loss)	207,623,136	(143,105,516)
Contributions:		
Employer	60,518,405	12,912,877
Employee	50,930,268	26,373,297
Rollovers	4,062,462	1,394,579
	115,511,135	40,680,753
Transfer from merged employee benefit plans	146,025,575	-
Total additions, including net investment income (loss)	469,159,846	(102,424,763)
Deductions from net assets attributed to:		
Benefits paid to participants	46,189,207	42,766,245
Expenses	24,730	24,228
Total deductions	46,213,937	42,790,473
Net increase (decrease) in net assets available for benefits	422,945,909	(145,215,236)
Net assets available for benefits, beginning of year	366,484,721	511,699,957
Net assets available for benefits, end of year	$789,430,630	$366,484,721

See accompanying notes.

TD Bank 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2009 and 2008

(1) Description of Plan

The TD Bank 401(k) Retirement Plan (formerly TD Banknorth Inc. 401(k) Plan) (the "Plan") is a defined contribution plan sponsored by TD Bank US Holding Company (formerly TD Banknorth Inc.) (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2009, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees are eligible to contribute to the plan on the first of the month following (or coincident with) completion of one month of service. Temporary employees can participate in the plan after working 1,000 hours in their anniversary year or any subsequent calendar year.

In conjunction with the Company's acquisition of Commerce Bancorp, Inc. on March 31, 2008, the assets of the Commerce Bancorp Inc. 401(k) Retirement Plan amounting to $146,025,575 were merged into the Plan effective March 3, 2009.

(b) Contributions

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses and incentives.

Participants may also roll over distributions they receive from a prior employers' qualified defined benefit or defined contribution plan. Participants are eligible for Company matching contributions on the first of the month following (or coincident with) completion of twelve months of service. The Company match was designed to meet the standards for safe harbor treatment as defined by the Internal Revenue Code.

The Company matches 100% of participant salary deferral contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. Participants' salary deferral contributions are subject to Internal Revenue Code limitations, which were $16,500 in 2009 and $15,500 in 2008. The Plan was amended August 1, 2004 to allow catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year. The catch-up contribution limits for 2009 and 2008 were $5,500 and $5,000 respectively.

Effective January 1, 2009, the Plan was amended to include a core contribution from the Company for all eligible employees and a transition contribution for certain employees who previously participated in the TD Banknorth Inc. Pension Plan.

To be eligible for a core contribution, an employee must first complete a year of service with the Company and be at least age 21. Once this requirement is met, a participant is eligible for an allocation for 2009 or any future plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year. The core contribution is between 2% and 6% of eligible compensation for each participant based on a points scale. A participant's age and years of vesting service on the first day of the calendar year are added together to determine their points for a given year's allocation. The core contribution for 2009 totaled $28.8 million and was contributed to the Plan in February 2010.

Employees who previously participated in the TD Banknorth Inc. Pension Plan are also eligible for a transition contribution for any plan year from 2009 through 2013 in which they work at least 1,000 hours during the year, are employed on the first and last day of the year, and have reached age 50 on or before the first day of the year. The transition contribution is between 2% and 6% of eligible compensation based on the participant's age on the first day of the plan year. The transition contribution is subject to a three-year cliff-vesting schedule. The 2009 transition contribution totaled $4.1 million and was contributed to the Plan in February 2010.

(c) Participant Accounts

Each participant's account reflects the participant's salary deferral, rollover, and Company contributions as well as earnings or losses on those contributions. The account has been reduced by withdrawals and any applicable direct expenses.

(d) Participant Loans

A participant may borrow from their account a minimum of $1,000 up to the lesser of: a) 50% of their vested account balance or b) $50,000 (reduced by their highest outstanding loan balance during the preceding twelve months). The loans are secured by the balance in the participant's account. All loans are required to be repaid within five years of the loan origination date unless the purpose of the loan is the purchase of a primary residence. The interest rate charged is a fixed rate based on the Prime Rate as noted in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 9.5% on loans outstanding at December 31, 2009. Principal and interest is paid through fixed bi-weekly payroll deductions.

(e) Payment of Benefits

Upon termination of employment or retirement, a participant can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant's vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account.

(f) Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank.

(g) Forfeitures

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $439,700 and $2,636, respectively. These amounts may be used to reduce employer contributions. In 2009 and 2008, employer contributions were reduced by $82 and $27,839, respectively, from forfeited non-vested accounts.

(h) Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants' shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected on the trade date basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(d) New Accounting Pronouncements

The Hierarchy of U.S. Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") has issued "The Hierarchy of Generally Accepted Accounting Principles" which identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are present in conformity with U. S. GAAP. The standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the standard is not intended to change or alter existing GAAP, it did not impact the financial statements.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses that were paid directly by the Plan totaled $24,730 and $24,228 for the years ended December 31, 2009 and 2008, respectively. Fees for recordkeeping services and investment management were paid by Plan participants indirectly through the Plan's investment return.

(3) Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. A request for an updated determination letter was sent on February 1, 2010. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(4) Administration of Plan Assets

The Plan's assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and trustee for the Plan. T. Rowe Price serves as a directed trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

(5) Investments

The following investments represented 5% or more of the fair value of the Plan's net assets available for benefits at December 31:

	2009	
	Number of shares	Fair Value
Investments, at fair value, except as noted:		
Dodge & Cox Stock Fund	486,836	$46,804,408
The Toronto-Dominion Bank common shares (1)	1,865,758	117,020,325
TRP Stable Value Common Trust Fund (1)	109,015,743	112,390,816
TRP Retirement 2020 Fund (1)	3,232,443	47,193,662
TRP Retirement 2025 Fund (1)	4,556,732	48,346,928
TRP Retirement 2030 Fund (1)	2,894,795	43,769,293

	2008	
	Number of shares	Fair Value
Investments, at fair value:		
American Funds Growth Fund of America	1,086,267	$22,203,305
Artio International Equity II	2,915,051	28,859,008
Dodge & Cox Stock Fund	411,015	30,567,220
Pimco Total Return Institutional	1,910,718	19,374,684
The Toronto-Dominion Bank common shares (1)	595,461	21,359,192
TRP Stable Value Common Trust Fund (1)	85,250,002	84,458,285
TRP Retirement 2015 Fund (1)	2,290,375	19,010,113
TRP Retirement 2020 Fund (1)	1,879,058	20,876,333
Vanguard Institutional Index Fund	293,368	24,214,630

(1) Party in interest.

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Common stock	$61,685,453	($19,212,107)
Registered investment companies	126,615,188	(141,350,743)
Net appreciation (depreciation) in fair value of investments	$188,300,641	($160,562,850)

(6) Fair Value Measurements

U. S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priory to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U. S. GAAP are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2. Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets or liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 as compared to those used at December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year-end as reported in the active market.

Participant loans: Valued at outstanding balances, which approximate fair value.

TRP Stable Value Common Trust Fund: Valued at the fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$510,422,616	$ -	$ -	$510,422,616
Common Stocks	117,020,325	-	-	117,020,325
TRP Stable Value Common Trust Fund	-	112,390,816	-	112,390,816
Participant Loans	-	-	17,016,329	17,016,329
Total assets at fair value	$627,442,941	$112,390,816	$17,016,329	$756,850,086

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

	Level 3 Assets
	Participant loans
	Year ended December 31, 2009
Balance, beginning of year	$10,733,647
Purchases, sales, issuances and settlements (net)	6,282,682
Balance, end of year	$17,016,329

There were no realized gains or losses on participant loans during 2009.

(7) Related-Party Transactions

The Plan owned 1,865,758 and 595,461 shares of The Toronto-Dominion Bank common shares valued at $117,020,325 and $21,359,192 at December 31, 2009 and 2008, respectively. The increase was primarily due to the merger of the Commerce Bancorp Inc. 401(k) Retirement Plan into the Plan.

(8) Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2009 and 2008 per the financial statements to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$789,430,630	$366,484,721
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	3,375,073	(791,717)
Net assets available for benefits per the Form 5500	$792,805,703	$365,693,004

The following is a reconciliation of net appreciation (depreciation) in fair value of investments for the years ended December 31, 2009 and 2008 per the financial statements to Form 5500:

	2009	2008
Net appreciation (depreciation) in fair value of investments per the financial statements	$188,300,641	($160,562,850)
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	(4,166,790)	1,253,719
Net appreciation (depreciation) in fair value of investments per Form 5500	$184,133,851	($159,309,131)

(11) Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2009 through June 28, 2010, the date the financial statements were issued. Based on this evaluation, the Plan has determined none of the events were required to be recognized in the financial statements.

TD BANK 401(k) RETIREMENT PLAN

Plan No. 003 EIN - 01-0437984

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(e) Current value
	Mutual Funds:		
	American Funds Growth Fund of America	Registered investment company 1,378,869 shares	$37,615,557
	Dodge & Cox Stock Fund	Registered investment company 486,836 shares	46,804,408
*	TRP Mid-Cap Value Fund	Registered investment company 1,393,312 shares	28,869,427
*	TRP Prime Reserve Fund	Registered investment company 13 shares	13
	Pennsylvania Mutual Fund	Registered investment company 953,607 shares	9,011,590
	Artio International Equity II	Registered investment company 3,207,601 shares	37,785,541
	Pimco Total Return Institutional	Registered investment company 2,792,367 shares	30,157,569
*	TRP Retirement Income Fund	Registered investment company 270,499 shares	3,302,787
	Vanguard Institutional Index Fund	Registered investment company 334,376 shares	34,099,680
	Vanguard Development Markets Index Fund	Registered investment company 244,717 shares	2,332,157
	Vanguard Bond Index Fund	Registered investment company 566,413 shares	5,862,376
*	TRP Retirement 2005 Fund	Registered investment company 589,111 shares	6,150,316
*	TRP Retirement 2010 Fund	Registered investment company 1,629,373 shares	22,729,764
*	TRP Retirement 2015 Fund	Registered investment company 3,496,277 shares	37,305,279
*	TRP Retirement 2020 Fund	Registered investment company 3,232,443 shares	47,193,662
*	TRP Retirement 2025 Fund	Registered investment company 4,556,732 shares	48,346,928
*	TRP Retirement 2030 Fund	Registered investment company 2,894,795 shares	43,769,293
*	TRP Retirement 2035 Fund	Registered investment company 3,051,958 shares	32,503,348
*	TRP Retirement 2040 Fund	Registered investment company 1,173,047 shares	17,771,669

TD BANK 401(k) RETIREMENT PLAN
Plan No. 003 EIN - 01-0437984
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(e) Current value
*	TRP Retirement 2045 Fund	Registered investment company 1,453,389 shares	$14,679,231
*	TRP Retirement 2050 Fund	Registered investment company 444,036 shares	3,765,427
*	TRP Retirement 2055 Fund	Registered investment company 43,746 shares	366,594
Common Stock:			
*	The Toronto-Dominion Bank common shares	Common shares - 1,865,758 shares	117,020,325
Common Collective Trust Fund:			
*	TRP Stable Value Common Trust Fund	Guaranteed Investment Contract 109,015,743 shares	112,390,816
*Participant loans receivable		Loans granted to plan participants, varying maturities, interest rates from 3.25% to 9.50%, secured by, at a minimum, 50% of vested account balances	17,016,329
			$756,850,086

* Denotes Party in interest.

Note: Cost information has not been included because all investments are participant directed.

EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: (212) 773 3000

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to the TD Bank 401(k) Retirement Plan of our report dated June 28, 2010, with respect to the financial statements and schedule of the TD Bank 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2009 and 2008.

Ernst + Young LLP

New York, New York
June 28, 2010